May 1, 2013

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Attention: Austin Stephenson

Re:	Exact Sciences Corporation
Registration Statement on Form S-3
File No. 333-187000

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Exact Sciences Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement (the “Registration Statement”) to be declared effective at 4:00 p.m., Eastern Time, on Thursday, May 2, 2013, or as soon thereafter as is practicable.

The Company hereby acknowledges its obligations and responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

exactsciences.com

Please contact Catherine Noyes of K&L Gates LLP at (704) 331-7451 should you have any questions regarding this matter.

Sincerely,

/s/ Maneesh Arora

Maneesh Arora
Chief Operating Officer